                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2007

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
--------------------------------------------------------------------------------
                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The information contained in this Report on Form 6-K is hereby incorporated by reference into the registrant's Registration Statements on Form F-3 File Nos.
333-145431, 333-104147 and 333-13806 and on Form S-8, File Nos. 333-130907,
333-121901, 333-12064, 333-88172 and 333-112755.

The following are included in this Report on Form 6-K:

1. Press release dated October 23, 2007.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: October 23, 2007                                   By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

Yuval Ruhama                                  Mor Abraham
CFO                                           Marketing Communications Manager
Metalink Ltd.                                 Metalink Ltd.
Tel: 972-9-9605395                            Tel:  972-9-9605406
Fax: 972-9-9605544                            Fax:  972-9-9605544
yuvalr@mtlk.com                               amor@mtlk.com

                   METALINK REPORTS THIRD QUARTER 2007 RESULTS

YAKUM, ISRAEL, OCTOBER 23, 2007 - Metalink Ltd. (NASDAQ: MTLK), a global provider and developer of high-performance wireless and wireline broadband communication silicon solutions, today announced results for the third quarter and nine months ended September 30, 2007.

FINANCIAL RESULTS

Revenues for the third quarter of 2007 were $3.9 million compared to $4.2 million for the third quarter of 2006. Revenues included a first-time $200,000 production sales order for the Company's WLANPLUS(TM) chipset, with the remainder derived from legacy DSL sales. Net loss for the period was $5.2 million, or $(0.24) per share, compared to $3.9 million, or $(0.20) per share for the third quarter of 2006. Net loss for the third quarter of 2007 includes stock-based compensation expenses of $0.36 million.

For the first nine months of 2007, revenues were $8.8 million compared to $10.9 million for the first nine months of 2006. Net loss for the first nine months of
2007 was $15.8 million, or $(0.77) per share, compared to $12.3 million, or
$(0.63) per share in the first nine months of 2006.

Metalink's cash, cash equivalents, short and long-term investments as of
September 30, 2007 were $33.2 million, compared to $19.3 million as of June 30,
2007.

HIGHLIGHTS

o    SUCCESSFUL $19.2 MILLION PIPE TRANSACTION

o    INITIAL WLANPLUS PRODUCTION SHIPMENTS

o    ADDITIONAL ENGAGEMENTS IN THE VIDEO-OVER-802.11N MARKET SEGMENT such as those with Pirelli and Pace announced recently

o    TRACTION IN THE ESTABLISHED 802.11N ROUTERS MARKET segment attained with leading ODMs in Taiwan and top-tier branded OEMs in the US

COMMENTS OF MANAGEMENT

Commenting on the quarter, Metalink's Chairman and CEO, Tzvika Shukhman, said,
"Wi-Fi technology has emerged as the leading home networking technology, and
802.11n, which takes Wi-Fi to a whole new level in terms of speed, reach, applications and Quality of Service, is expected soon to dominate Wi-Fi shipments. During the past two years, we have succeeded in establishing our
WLANPLUS as the best-of-breed 802.11n-compliant chipset, and have achieved a dominant position in the emerging Video-over-802.11n market segment. During the past quarter we made exciting progress with important players in the established wireless home routers market segment, including major ODMs in Taiwan and top-tier branded OEMs in the US. This momentum leads us to believe that we are on the verge of expanding our success in the Video-over-802.11n segment to the important routers market."

METALINK'S THIRD QUARTER 2007 CONFERENCE CALL will be broadcast "live" in listen-only mode via its website on Tuesday, October 23, 2007 at 09:00 AM EDT.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a leading provider of high performance wireless and wireline broadband communication silicon solutions. Metalink's WLAN and DSL technologies are designed to enable true broadband connectivity in every home, and its products revolutionize the broadband experience by facilitating the convergence of telecommunication, networking and entertainment.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams. In addition, Metalink offers a broad range of symmetric DSL and VDSL products used by operators as a cost-effective network upgrade to support triple-play services.

Headquartered in Yakum, Israel, the company has design centers in USA (Atlanta,
GA) and Taiwan, and sales offices in USA (Atlanta, GA), South Korea, Japan,
China and Taiwan. Further information is available at http://www.mtlk.com

                                       ###

This press release contains "forward looking" information within the meaning of the United States securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the Securities and Exchange Commission, including
Metalink's Annual Report in Form F-20. Readers are cautioned not to place undue reliance on forward-looking statements. The Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.

                                 (TABLES FOLLOW)

                                  METALINK LTD.

                           CONSOLIDATED BALANCE SHEETS

                                                                                 SEPTEMBER 30,      DECEMBER 31,
                                                                                   ---------         ---------
                                                                                     2007              2006
                                                                                   ---------         ---------
                                                                                  (UNAUDITED)
                                                                                   ---------
                                                                                          (IN THOUSANDS)
                                                                                   ---------------------------

ASSETS
CURRENT ASSETS
  Cash and cash equivalents                                                        $   7,617         $   4,775
  Short-term investments                                                              18,422            18,317
  Trade accounts receivable                                                            3,722             2,025
  Other receivables                                                                    1,726               422
  Prepaid expenses                                                                       479               584
  Inventories                                                                          2,021             3,171
                                                                                   ---------         ---------
       Total current assets                                                           33,987            29,294
                                                                                   ---------         ---------

LONG-TERM INVESTMENTS                                                                  7,192             5,520
                                                                                   ---------         ---------

SEVERANCE PAY FUND                                                                     2,302             1,955
                                                                                   ---------         ---------

PROPERTY AND EQUIPMENT, NET                                                            3,769             3,517
                                                                                   =========         =========
       Total assets                                                                $  47,250         $  40,286
                                                                                   =========         =========

LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
  Trade accounts payable                                                           $   3,259         $   2,280
  Other payables and accrued expenses                                                  4,369             4,058
                                                                                   ---------         ---------
       Total current liabilities                                                       7,628             6,338
                                                                                   ---------         ---------

ACCRUED SEVERANCE PAY                                                                  3,551             3,065
                                                                                   ---------         ---------

SHAREHOLDERS' EQUITY
  Ordinary shares of NIS 0.1 par value (Authorized -
    50,000,000 shares, issued and outstanding 24,296,938
    and 20,653,826 shares as of September 30, 2007 and December 31,
    2006, respectively)                                                                  699               614
  Additional paid-in capital                                                         153,886           133,119
  Accumulated other comprehensive income (loss)                                           72               (52)
  Accumulated deficit                                                               (108,701)          (92,913)
                                                                                   ---------         ---------
                                                                                      45,956            40,768
                                                                                   ---------         ---------

  Treasury stock, at cost; 898,500 as of September
      30, 2007 and December 31, 2006                                                  (9,885)           (9,885)
                                                                                   ---------         ---------
         Total shareholders' equity                                                   36,071            30,883
                                                                                   =========         =========
       Total liabilities and shareholders' equity                                  $  47,250         $  40,286
                                                                                   =========         =========

                                  METALINK LTD.

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                   THREE MONTHS ENDED                 NINE MONTHS ENDED
                                                      SEPTEMBER 30,                      SEPTEMBER 30,
                                            ------------------------------      ------------------------------
                                                2007              2006              2007              2006
                                            ------------      ------------      ------------      ------------
                                                     (UNAUDITED)                         (UNAUDITED)
                                            ------------------------------      ------------------------------
                                                     (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)
                                            ------------------------------------------------------------------

Revenues                                    $      3,907      $      4,242      $      8,793      $     10,857
Cost of revenues:
Costs and expenses                                 1,644             1,815             4,050             5,148
Royalties to the Government of Israel                115               143               255               342
                                            ------------      ------------      ------------      ------------
Total cost of revenues                             1,759             1,958             4,305             5,490
                                            ============      ============      ============      ============

GROSS PROFIT                                       2,148             2,284             4,488             5,367
                                            ------------      ------------      ------------      ------------

Operating expenses:
Gross research and development                     6,461             5,526            17,184            15,640
Less - Royalty bearing and other grants              698               601             1,788             2,068
                                            ------------      ------------      ------------      ------------
Research and development, net                      5,763             4,925            15,396            13,572
                                            ------------      ------------      ------------      ------------

Selling and marketing                              1,272             1,159             3,979             3,658
General and administrative                           637               465             1,781             1,437
                                            ------------      ------------      ------------      ------------
Total operating expenses                           7,672             6,549            21,156            18,667
                                            ============      ============      ============      ============

OPERATING LOSS                                    (5,524)           (4,265)          (16,668)          (13,300)

Financial income, net                                311               365               880               995
                                            ------------      ------------      ------------      ------------

NET LOSS                                    $     (5,213)     $     (3,900)     $    (15,788)     $    (12,305)
                                            ============      ============      ============      ============

Loss per ordinary share:
Basic                                       $      (0.24)     $      (0.20)     $      (0.77)     $      (0.63)
                                            ============      ============      ============      ============

Diluted                                     $      (0.24)     $      (0.20)     $      (0.77)     $      (0.63)
                                            ============      ============      ============      ============

Shares used in computing loss per
ordinary share:
Basic                                         22,118,592        19,639,891        20,617,413        19,595,527
                                            ============      ============      ============      ============

Diluted                                       22,118,592        19,639,891        20,617,413        19,959,527
                                            ============      ============      ============      ============